UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

358029 10 6
(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358029 10 6

1.	Names of Reporting Persons.

Fresenius SE & Co. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a)	☐
				(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)				☐

6.	Citizenship or Place of Organization

Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
90,880,382

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
90,880,382

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			90,880,382

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11)

30.3%

14.	Type of Reporting Person
PN

This Amendment No. 5 to the Schedule 13D initially filed on October 15, 1996, as amended and restated by Amendment No. 1 filed April 5, 2006, Amendment No. 2 filed July 7, 2008, Amendment No. 3 filed February 4, 2011 and Amendment No. 4 filed August, 19, 2011 (as so amended and restated, the “Schedule 13D”) is filed by Fresenius SE & Co. KGaA, a partnership limited by shares organized under the laws of Germany (“Fresenius KGaA”), with respect to the ordinary shares without par value of Fresenius Medical Care AG & Co. KGaA (the “Company”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

Based on the current price of the Company’s ordinary shares, Fresenius KGaA anticipates that the financing requirement to purchase 3,500,000 ordinary shares, as announced by Fresenius KGaA, is approximately €180,000,000.00. Fresenius KGaA intends to fund the purchase with cash flow from operations and existing credit lines.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

On November 16, 2011, Fresenius KGaA announced its plan to increase its voting interest in the Company through the purchase of approximately 3,500,000 ordinary shares. The planned transaction shall be executed through share purchases, carried out from time to time, in a manner intended to have minimal impact on the Company’s share price on the stock exchange. In the announcement, Fresenius KGaA noted that after maturity of Fresenius KGaA’s mandatory exchangeable bonds in August 2011, Fresenius KGaA’s current voting interest in the Company is approximately 30.3% and that Fresenius KGaA’s voting interest could be diluted to 29.3% mid-term if stock options issued by the Company are exercised. The planned share purchase is meant to preserve Fresenius KGaA’s long-term voting interest in the Company above 30% maintaining the current ownership situation. Under applicable German law, if Fresenius KGaA’s ownership were to fall below 30% and Fresenius KGaA purchased additional ordinary shares to bring its ownership above 30%, Fresenius KGaA would become obligated to offer to purchase all of the Company’s shares. Upon completion of the purchase of approximately 3,500,000 ordinary shares in the Company, Fresenius KGaA’s voting interest in the Company would increase to approximately 31.5%. Fresenius KGaA’s position as general partner of the Company requires ownership of at least 25% of the Company’s share capital. Fresenius KGaA may acquire additional ordinary shares at any time in open market purchases, in private transactions, or otherwise, to maintain its voting interest above 30%.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2011

FRESENIUS SE & Co. KGaA
a partnership limited by shares, represented by FRESENIUS MANAGEMENT SE, its general partner

By:	/s/ Stephan Sturm
Name:	Stephan Sturm
Title:	Member of the Board of Management and Chief Financial Officer

By:	/s/ Dr. Jürgen Götz
Name:	Dr. Jürgen Götz
Title:	Member of the Board of Management, Chief Legal and Compliance Officer, and Labor Relations Director